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Exhibit 12.1

AMERIVEST PROPERTIES

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED SHARE DIVIDENDS

(Dollar amounts in thousands)

(Unaudited)

	2004(1)	2003(1)	2002(1)	2001(1)	2000(1)
Loss from continuing operations	$(6,915,873)	$(2,301,279)	$(642,893)	$(147,306)	$(193,200)
Add:
Interest expense	12,443,610	7,747,017	4,016,457	3,047,398	2,027,137

Loss as adjusted	$5,527,737	$5,445,738	$3,373,564	$2,900,092	$1,833,937

Combined fixed charges and Preferred Share dividends:
Interest expense	$12,443,610	$7,747,017	$4,016,457	$3,047,398	$2,027,137
Preferred Share dividends	—	—	—	—	—

Combined fixed charges and Preferred Share dividends	$12,443,610	$7,747,017	$4,016,457	$3,047,398	$2,027,137

Ratio of earnings to combined fixed charges and Preferred Share dividends	0.44	0.70	0.84	0.95	0.91

(1)
Net earnings from discontinued operations have been reclassified for all periods presented.

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AMERIVEST PROPERTIES COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED SHARE DIVIDENDS (Dollar amounts in thousands) (Unaudited)